EXHIBIT 99.1

Historically Black College and University Student Finalists Embark on Once-in-a-Lifetime Experience during Super Bowl LVI Week for Madden NFL 22 x HBCU Tournament Finals Competition

Top two finalists will compete from NFL’s west coast headquarters

 Livestream to begin February 12 at 3PM on NFL YouTube and Twitch Channels

February 4, 2021, Toronto, Ontario GameSquare Esports (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”) announces that The National Football League(“NFL”) today unveiled its plans for the top HBCU student finalists who participated in the 2nd annual Madden NFL 22 x HBCU Tournament with a once-in-a-lifetime experience during Super Bowl LVI week. Students will journey to Los Angeles for a week filled with job shadowing opportunities and events with the NFL as well as the finals competition of the Madden NFL 22 x HBCU tournament. To conclude the week, each student finalist will receive a ticket to attend Super Bowl LVI, on February 13, 2022, at SoFi Stadium. The Madden NFL 22 x HBCU Tournament is driven by the NFL’s commitment to inclusivity and accessibility in both traditional sports and esports.

Throughout the week, the NFL Football Development team will host the student finalists inviting them to learn the business side of football at a variety of events and activations, including the Play Football Stakeholders Breakfast, the High School Girls NFL FLAG Exhibition, the Play Football Family Festival, and Super Bowl Experience. Students will receive valuable career advice from NFL executives and key stakeholders while also participating in immersive job training.

As a lead up to the finals competition, Eric “ThatGuyDJ” Minor from Claflin University and Rodney “RockoTuff” McKay from Virginia Union University will appear on NFL Total Access during the program’s February 8 broadcast at 7:00 PM ET on NFL Network to talk about their experience in the tournament.

Fans are encouraged to tune in on February 12 at 3:00 PM ET on the NFL YouTube or Twitch channels to find out if Eric “ThatGuyDJ” Minor or Rodney “RockoTuff” McKay will take home the Madden NFL 22 x HBCU title. Eric and Rodney will be competing for the Championship title from the NFL’s west coast headquarters located next to SoFi Stadium in Hollywood Park, home of Super Bowl LVI.

This year’s tournament features NFL partner prizing including Microsoft Surface Pro X tablets, in addition to other official League product.

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Madden NFL 22 HBCU Top Student Finalists

Name	Madden Gamer Tag	HBCU
Andre Kenyoda Patterson Jr	Slattlyfeee	Albany State University
Javion D Jackson	Javion142	Albany State University
Eric Demetrius Minor Jr.	ThatGuyDJ	Claflin University
Christopher Webb	Sbc_gaming_1of1	Delaware State University
Donavan Burrell	Tissue20	Florida A&M University
Tykevious Dequante Ivory	Equipedbulldog2	Fort Valley State University
Donald Ray White III	DonTnp4L	Grambling State University
Malik Seay	kreamyshots	Howard University
Malay Robinson Jr	JoseHndrx	Morgan State University
Nicholas Harris	BlackTrident4H	Norfolk State University
DaSean Wade Neclos Jr	ThaRealSuave	North Carolina A&T State University
Quran Rubin Coy Watts	callingwolves_	North Carolina A&T State University
Christopher James Pitts	Sametarsier8657	Saint Augustine's University
Carlik A Humes	Freakylikky	Virginia Union University
Rodney Jimmel McKay Jr	RockoTuff	Virginia Union University

The NFL partnered with GCN (Gaming Community Network), a GameSquare Esports company. which manages the online qualifiers, including registration and online tournament execution, player communications, competitive integrity, and the professional broadcast on February 12.

About the NFL HBCU Initiative
In May 2016, the NFL launched Strength of HBCUs, Impacting Pro Football Since 1948 in partnership with two prominent HBCU athletic conferences — the Mid-Eastern Athletic Conference (MEAC) and Southwestern Athletic Conference (SWAC). The initiative has since expanded to also include other conferences and schools to recognize and strengthen its relationships with HBCUs across the country. Through these relationships, the NFL has developed several HBCU-focused programs to educate and connect students to careers in football administration and the sports industry at large.

About Gaming Community Network:

GCN, Inc. (Gaming Community Network) is the only independent media group completely dedicated to gaming and esports across community sites, content producers, influencers and tournament/event operators. Bridging the gap between traditional media and gaming with a “Gamer First” promise, GCN’s aggregated & integrated proprietary media network reaches 65M+ MAU’s in the US (115M+ MAUs globally) driving scale for premium content designed to provoke and share conversations. GCN builds bespoke strategy solutions from content creation to full-scale tournaments for any endpoint be it social, broadcast TV or live stream.  As a GameSquare Esports Inc. (stock: GSQ, Canadian Stock Exchange) subsidiary, GCN collaborates with its partners to deliver memorable experiences for gamers and brands.  To learn more, visit GCN.gg or follow on LinkedIn: www.linkedin.com/company/GamingCommunityNetwork/

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About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, Reciprocity Corp. ("Reciprocity"), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity's gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

Media Contacts:

National Football League (NFL)

Liana Bailey liana.bailey@nfl.com

NFL FOPs HBCU Initiatives

LaTonya Story LaTonya@Lpsconsultingpr.com

Investor Relations

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President and Chairman

Phone: (647) 670-2500

Nikhil Thadani

Email: IR@gamesquare.com

Phone: (647) 670-2500

Forward-Looking Information

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